SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2002

                                  MIH LIMITED

                (Translation of registrant's name into English)

                                Abbott Building
                                 Mount Street

                                    Tortola
                                   Road Town

                            BRITISH VIRGIN ISLANDS

                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                       Form 40-F
                            ---                                ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No  x
                      ---                               ---


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                                                                             2


                                 EXHIBIT LIST

                                                                   Sequential
Exhibit           Description                                     Page Number

                  Press release re: Appointment of
                  Mr. Antonie Roux and resignation
                  of Mr. Hans Hawinkels as directors
                  dated March 28, 2002 of MIH
                  Limited


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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MIH LIMITED

Date: March 28, 2002                      by  /s/ Jacobus du Toit Stofberg
                                             --------------------------------
                                             Name:  Jacobus du Toit Stofberg
                                             Title: Director